[COMPANY LETTERHEAD]

May 23, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughan, Accounting Branch Chief

Eric Atallah, Staff Accountant

Jay Webb, Reviewing Accountant

Re:	Marvell Technology Group Ltd.

Form 10-K for the fiscal year ended February 1, 2014

Filed March 27, 2014

File No. 000-30877

Gentlemen:

On behalf of Marvell Technology Group Ltd. (also referred to herein as the “company,” “Marvell,” “we,” “us” and “our”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2014 relating to our Annual Report on Form 10-K for the year ended February 1, 2014 filed with the Commission on March 27, 2014 (the “2014 Form 10-K”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2014 Form 10-K.

Form 10-K for the fiscal year ended February 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 41

Revenue Recognition, page 41

1.	We note your disclosure that quality issues covered by warranties to your customers may be recorded as a reduction of revenue, in cases where the related products are not returned to you and /or the amount of the payment is not sufficiently supported by evidence of fair value. Please explain to us why these warranty costs are recorded in this manner and cite the authoritative literature upon which you are relying when determining how to record the referenced warranty costs.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Response: We acknowledge the Staff’s comment regarding the treatment of quality related issues that result in payments to our customers. First, we would like to confirm with the Staff that:

1)	Warranty costs which are confirmed by Marvell as owed under our warranty terms with our customers due to quality issues, and for which amounts can be verified by Marvell as costs related to the repair or replacement caused by such quality issues, are recorded as Cost of Goods Sold.

2)	The total amount of payments to our customers (including both verified quality related issues and amounts recorded as reductions to revenue related to the referenced disclosure, but excluding standard rebate programs) have not been significant, less than $5M, or 0.2% of revenue, for each annual period presented in our 2014 Form 10-K. Marvell undertakes rigorous testing procedures prior to shipment, which ensures quality related issues are rare.

In the semiconductor industry it is often difficult to separate true quality related issues with other market factors which may lead to a payment to a customer. For example, a customer may have issues with its end device and the compatibility with our chip which may not be identified until long after shipment. These issues may have nothing to do with Marvell’s chip on a standalone basis, and we may determine, after the customer asks for compensation, that our chip is functioning according to the specifications provided. In such circumstances, we generally will not allow the customer to return the product or provide the compensation requested by the customer. However, semiconductor components are very complex, and it is not always clear whether the malfunction is due to our chip or the customer’s design.

In addition, other market forces may cause us to agree to make a payment to our customer. For example, we may have significant expected future revenue from the customer which is critical to our profitability. In such circumstances, even if we do not agree with the customer’s underlying quality issue, we may agree to a partial payment amount, as proceeding to litigation to argue fault with a major customer is not a viable solution. Lastly, at times payments to our customers may have no correlation to the costs they incurred. We may agree to compensate them for a proportion of, or an amount in excess of, the price paid to Marvell for the parts or the costs incurred by the customer. Customers are continually asking for price reductions and rebates. Therefore the company may need to determine if the amount paid to a customer is driven more in substance by the potential quality issue, or by ongoing sales.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

In evaluating the above circumstances, the company considered the guidance in FASB ASC 605-50-45-2, which states –

“Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b. The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The circumstances detailed above, along with our analysis of the costs incurred and the substance of the payment to our customer, may cause us to determine that these payments are more accurately recorded as reductions to revenue. Notwithstanding the above, the company acknowledges the Staff’s comment and in order to add clarity to our disclosure, will revise future filings similar to the following:

Previous disclosure - In addition, quality issues covered by warranties to our customers may be recorded as a reduction of revenue, in cases where the related products are not returned to us and/or the amount of the payment is not sufficiently supported by evidence of fair value

Revised disclosure – In addition, payments to our customers, in cases where products with potential quality issues are not returned to us and the related quality issue can otherwise not be verified, or where the amount of the payment is not sufficiently supported by the fair value of the quality issue, may be recorded as a reduction of revenue.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Liquidity and Capital Resources, page 54

2.	We note that your February 1, 2014 balance sheet presents cash and cash equivalents and short-term investments of approximately $2 billion. Please revise your liquidity discussion in Management’s Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by foreign subsidiaries. Also, quantify the amount that would not be available for use without incurring taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of any permanently reinvested undistributed earnings in foreign subsidiaries that could reasonably likely have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Response: We advise the staff that in our response, as our company is a Bermuda corporation, all references to “foreign” subsidiaries refers to subsidiaries outside Bermuda, which includes our U.S. subsidiaries. As of February 1, 2014, $0.8 billion of our $2.0 billion in cash and cash equivalents and short term investments was held by foreign subsidiaries. Of the $0.8 billion held by our foreign subsidiaries, $0.3 billion was available for use in Bermuda without incurring additional income taxes. $0.5 billion was considered undistributed earnings which have been indefinitely reinvested. These indefinitely reinvested cash and cash equivalents and short term investments as of February 1, 2014, are primarily held in Israel, the United States, and Switzerland. As of February 1, 2014, all undistributed earnings were in entities that have ongoing business operations related to which the undistributed earnings are, or will be used. Uses include local working capital requirements, capital expenditures for expansion, funding of future acquisitions, or other financing activities. If such funds were needed by the parent company in Bermuda, or if the amounts were otherwise no longer considered indefinitely reinvested, we would incur a withholding tax expense of $0.2 billion, or 30% of the amount currently designated as indefinitely reinvested.

In arriving at the conclusion that the $0.5 billion of cash and cash equivalents and short term investments is considered indefinitely reinvested, the Company considered various factors in accordance with ASC 740-30-05-4 when evaluating the criteria for indefinite reinvestment under ASC 740-30-25-17. Specifically, we note the following;

•	The company is profitable and expects to remain profitable, and the parent company in Bermuda has significant cash in excess of any expected cash needs. Therefore, the company does not expect any need to move such funds to Bermuda.

•	The company has continued to spend money on capital equipment, ongoing operational expenses, and acquisitions at each of these foreign locations.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

•	The company’s forecasts for such capital equipment needs, operational spending, and potential acquisition activity, show the use of funds in excess of the amounts identified as indefinitely reinvested.

The company has identified the outstanding litigation with CMU as the only known material risk related to the continued assertion of indefinite reinvestment of its undistributed earnings. However, we believe the likelihood of a liability related to this litigation is not probable at this time. In addition, we believe the likelihood of a significant verdict, in excess of our current available cash within Bermuda, is even less likely. See our response to comment No. 6 for further discussion.

Disclosure

In light of the SEC’s comments, we will provide added disclosure in future filings similar to the following:

The company has cash, cash equivalents, and short term investments held by foreign subsidiaries totaling $x billion as of [balance sheet date]. Approximately $x billion of this amount is related to undistributed earnings which have been indefinitely reinvested outside of Bermuda. The company has plans to use such amounts to fund various activities outside of Bermuda including working capital requirements, capital expenditures for expansion, funding of future acquisitions, or other financing activities. If such funds were needed by the parent company in Bermuda, or if the amounts were otherwise no longer considered indefinitely reinvested, we would incur a tax expense of approximately $x billion, or x% of the amount currently designated as indefinitely reinvested.

Financial Statements and Supplementary Data, page 59

Notes to Consolidated Financial Statements, page 66

Note 1 – The Company and its Significant Accounting Policies, page 66

Concentration of Credit Risk and Significant Customers, page 68

3.	We note that in fiscal 2014 two customers accounted for more than 10% of your net revenue and that the aggregate revenue for these customers was 36%. Please revise your future filings to disclose the total revenue from each customer that amounts to 10 percent or more of your revenues. Refer to FASB ASC 280-10-50-42.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Response: The total revenue from each customer that amounts to more than 10% of revenues is disclosed in our filing on page 11 of our 2014 Form 10-K:

Customer	February 1, 2014	February 2, 2013	January 28, 2012
Western Digital	24%	24%	19%
Seagate	12%	10%	*
Toshiba	*	10%	*

*	Less than 10% of net revenue

However, we acknowledge the Staff’s comment and the importance of repeating such information within the Notes to Consolidated Financial Statements in Item 8 of our Form 10-K, and in future filings we will repeat such disclosure therein.

Note 9 – Income Taxes, page 85

4.	We see that on page 87 of this note you reconcile the U.S. notional statutory rate to your effective tax rate. In light of the fact that you are incorporated in Bermuda, please tell us your consideration of the guidance at Rule 4-08(h)(2) of Regulation S-X which indicates, in part, “Where the reporting person is a foreign entity, the income tax rate in that person’s country of domicile should normally be used (for the reconciliation)…”.

Response: We acknowledge the Staff’s comment and the rules referenced. The company is aware of the rule indicating such reconciliation should normally start from the income tax rate of the company’s country of domicile. However, in making our disclosure decision, we noted the following;

•	The majority of our competitors and industry partners are US-based companies and/or have such reconciliations starting at 35%, therefore having a reconciliation with a similar starting point would assist investors with comparability of the reconciliation.

•	The statutory tax rate of our country of domicile, Bermuda, is zero. We do not believe a reconciliation of the effective tax rate from zero would be very meaningful to investors.

•	Although we are a Bermuda company, the majority of our investors are US-based. As a result we believe reconciling our effective tax rate from 35% is meaningful for investors.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

In summary, the rule states that the reconciliation should “normally” start from the company’s country of domicile. As the rule was not absolute, we exercised judgment based on the factors above. However, we will continue to evaluate this disclosure on an annual basis, including continuing to evaluate recent disclosure trends.

Income Taxes, page 85

5. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC paragraph 740-30.

Response: We refer the Staff to our answers provided in comment #2 above. We have provided our planned revision to our future filings therein. Such disclosure will be included in both Liquidity and Capital Resources in Item 7, as well as the Incomes Taxes footnote in Item 8.

Note 10 - Commitments and Contingencies, page 89

Contingencies, page 90

6. We see your disclosures regarding legal matters outstanding with the Carnegie Mellon University (CMU). Additionally, we note that on March 31, 2014, the United States District Court for the Western District of Pennsylvania issued its judgment and calculated the damages to total approximately $1.54 billion. We further note from your Form 8-K filed on April 1, 2014 that you do not expect to record an accrual for this contingency based on your assessment of the likelihood of a successful appeal. In light of the $1.17 billion jury verdict on December 26, 2012 and the $1.54 billion District Court ruling on March 31, 2014, please explain to us why you do not believe that you have a probable liability as a result of the CMU contingency. Please discuss the significant factors you considered in determining that no accrual for this matter is necessary given the multiple judgments against the company. Refer to the guidance at FASB ASC 450-20-25.

Response: In making the determination that an accrual was not appropriate as of February 1, 2014, the company considered the guidance in FASB ASC 450-20-25, and performed a comprehensive analysis, ultimately concluding that, despite the District Court ruling, it was only reasonably possible, but not probable, that a loss had been incurred.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

We advise the Staff that the finalization of the case in the District Court in Pittsburgh has caused no change in our accounting conclusions concerning the litigation contingency with CMU. Subsequent to the jury’s verdict, we always believed that the appeals process in U.S. Federal Court would be the place where we expect to prevail. We highlight to the Staff that this position is evident in our response, dated May 24, 2013, to the SEC to the comment letter dated April 30, 2013. Our discussion therein focuses not on the post-trial motions and finalization of the verdict with the District Court, but rather the appeals process with the Federal Court in Washington D.C. All of the positions on the technical grounds and merits of our appeal remain true as of the filing of our 2014 Form 10-K on March 27, 2014, as of the filing of our Form 8-K on April 1, 2014 and as of the date of this letter. In addition, based on our expectations of the timing of the appeals process, we do not expect any significant changes in these accounting conclusions in the near future.

As discussed below, we believe we have strong technical grounds for our appeal based on the law and legal precedent. Although the plaintiff may be a highly esteemed university and a sympathetic plaintiff to a local jury, the appeal will proceed in Washington D.C. in the United States Court of Appeals for the Federal Circuit and be heard by a panel of judges who specialize in patent infringement matters. In similar cases where the verdict is contrary to the law or not supported by the substantial evidence, the jury’s assessment is, more often than not, either overturned completely, or the damages assessment is reduced significantly during or after the appeals process.

We believe that we will be successful on appeal in this case and that there will be no finding of liability (through either non-infringement or invalidity). If we are unsuccessful in overturning the finding of liability, we believe it is even more unlikely that a final assessment, after all appeals, will be in a magnitude of the amount assessed by the District Court in Pittsburgh. We note to the Staff that our discussion below relating to the assessment of damages is for added context and understanding of our positions and risks related to this case, and is not meant to imply that there is an amount above zero which would be considered probable, due to our expectations related to non-infringement and invalidity.

Finally, we advise the Staff that although required mediations have occurred in this case, that our positions and those of CMU are so far apart that we do not believe any settlement amount is probable or estimable at this time.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Summary of Key Points

Non-Infringement, Invalidity, and Marvell’s Internal Development

At subject in this legal matter is how media noise is addressed within Marvell’s chips. Marvell’s chips address media noise in a fundamentally different way than the claims in the two CMU patents at issue, U.S. Patent Nos. 6,201,839 and 6,438,180. While CMU’s asserted patents claim a theoretical technique, this technique is so complex that it cannot be implemented in real-world silicon chips. Marvell developed its own unique approach, which could be implemented in actual chips. Marvell’s chips do not perform each of the steps that are required by CMU’s asserted patent claims.

Marvell has sought and been awarded more than 100 patents on its read channel technologies, including U.S. Patent Nos. 6,931,585 and 7,155,660, which are directed to its media noise approach. For example, the ‘585 patent was jointly developed in-house at Marvell by co-inventors Dr. Zining Wu and Mr. Gregory Burd. Their work was based on an earlier Marvell architecture developed in 1998 and patented by Marvell’s Dr. Andrei Vityaev. When the applications to the ‘585 and ‘660 patents were submitted by Marvell to the U.S. Patent Office, Marvell disclosed the asserted patents held by CMU. In addition, Marvell was awarded U.S. Patent No. 8,160,181, which is directed to another media noise approach. The ‘181 patent was invented by Marvell employees Dr. Wu, Hongxin Song, Seo-How Low, and Panu Chaichanavong.

In addition to Marvell’s confidence that there is no infringement of CMU’s asserted patents, Marvell believes the CMU asserted patents are invalid, as they are anticipated by the prior work done by Seagate Technology plc (“Seagate”), including the work reflected in U.S. Patent No. 6,282,251. This prior art patent was invented by Mr. Glen Worstell, a Seagate engineer. The Seagate patent was filed on March 21, 1995, before the CMU inventors, Drs. Kavcic and Moura, even conceived of their alleged invention. Mr. Worstell also informed CMU that he himself had done work in the area covered by the asserted CMU patents, but CMU never informed the U.S. Patent Office about this communication from Seagate or about the work at Seagate. As a result, the U.S. Patent Office did not consider the work of Seagate in its examination of the CMU patent applications.

Magnitude of Damages

Even if Marvell is unsuccessful in overturning the finding of infringement and validity, Marvell advises the Staff that it intends to challenge, and believes legal precedent and the facts of the case support its position on, several factors that significantly impacted the result of the trial in the District Court. While Marvell has several arguments that it will pursue on appeal, Marvell would like to focus the Staff’s attention on the two most prevalent and impactful aspects of the damages assessment.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

First, CMU was awarded damages on all sales of Marvell’s chips worldwide, despite the CMU patents only having been issued in the United States. A vast majority of the chips Marvell sells are manufactured abroad and never enter the United States. Based on legal precedent, Marvell argued that the law does not allow for damages based on products which are exclusively made and used overseas, and which never enter the U.S. The District Court ruled that as the chips were largely developed in the U.S. and since Marvell has a highly collaborative sales cycle, damages could be assessed based on all sales of Marvell’s chips worldwide. Marvell’s view is that this conclusion went against legal precedent, and Marvell believes that this aspect of the judgment will be reversed upon appeal. Marvell would also like to highlight to the Staff a March 26, 2013 decision in Power Integrations, Inc. v. Fairchild Semiconductor Corp., 711 F.3d 1348, by the Federal Circuit Court of Appeals, the same appellate court that would preside over Marvell’s appeal. In Power Integrations, the jury had originally awarded damages based on worldwide sales. The Federal Circuit held that the original award of worldwide damages was contrary to the law, rejecting the theory that a damages award may be based on worldwide sales. Two separate district court cases have since addressed for the issue of extraterrestrial sales, and both ruled against inclusion of such sales as a matter of law. In Lake Cherokee Hard Drive Technologies, L.L.C. v. Marvell Semiconductor, Inc., 964 F. Supp. 2d 653, 657 (E.D. Tex. 2013), the court granted Marvell’s “motion for summary judgment of no liability on sales transacted . . . with respect to products shipped [from outside the United States] to customers located outside the United States and which never reach the domestic United States market.” More recently, in France Telecom S.A. v. Marvell Semiconductor, Inc. (N.D. Cal. 2014), the court applied the Power Integrations decision in excluding extraterritorial sales, including chips that “may ultimately end up and be used in the United States.” Given the Federal Circuit’s precedent and other district court opinions regarding extraterritorial sales, Marvell believes the Federal Circuit will continue to uphold this view and reject any damages related to extraterritorial sales, as the Federal Circuit has done in all cases to date.

Second, the assessment by the jury equates to a royalty rate of $0.50 per chip. Marvell believes this rate is plainly excessive in light of the industry standard royalty rates. This amount is far in excess of typical rates for much more significant technologies. In addition, the verdict assumes that all of the success of Marvell’s products was due to the allegedly infringing media noise feature, and fails to account for the fact that more than 80 additional features were included in Marvell’s chips at the same time the media-noise feature was added. This failure to properly apportion damages between the allegedly infringing feature and other non infringing features runs afoul of the law. Marvell also would like to highlight to the Staff that in other recent high-profile cases, the rulings by the Federal Circuit court supports Marvell’s position on this matter. For example – see Uniloc USA, Inc. v. Microsoft Corp., 632 F.3d 1292, 1318 (Fed. Cir. 2011) and LaserDynamics, Inc. v. Quanta Comp., Inc., 694 F.3d 51, 66-69, 80-81 (Fed. Cir. 2012). Indeed, CMU’s damages expert ignored the most relevant evidence regarding the form and amount of a reasonable royalty payment in this case, specifically the real world licenses, offers, and projections involving the patents-in-suit.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

For example, CMU previously offered licenses to the patents in suit for as little as a one-time flat fee of $200,000. When properly considered, Marvell believes this evidence proves that even if any royalties are due to CMU, these royalties should be for a very nominal amount.

Additional Disclosure

As supplement to our responses above, we would also like to advise the Staff that we have updated our Frequently Asked Questions (FAQ) document on the Marvell website to incorporate and respond to the finalization of the decisions at the District Court (originally posted January 7, 2013). This FAQ provides a very detailed discussion and summary of our positions and opinions on the CMU litigation. We respectfully submit the FAQ to the Staff as Exhibit A attached hereto.

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at 408-222-9233, Matt Sepe at 408-222-8632, or Tom Savage at 408-222-9753.

Thank you for your assistance.

Very truly yours,

/s/ Michael Rashkin

Michael Rashkin

Chief Financial Officer

Marvell Technology Group Ltd

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Exhibit A

Marvell Technology Group Ltd. Frequently Asked Questions

Concerning the Status of the CMU Litigation

Introduction

As disclosed by Marvell Technology Group Ltd. (“Marvell”) in a press release dated December 27, 2012, on December 26, 2012, a jury in Pittsburgh delivered a verdict in a lawsuit brought by Carnegie Mellon University (“CMU”) against Marvell in the United States District Court for the Western District of Pennsylvania (the “Court”). The jury found that the two CMU patents at issue were literally and willfully infringed and not invalid, and awarded damages in the amount of $1.17 billion. As stated in Marvell’s December 27 press release, Marvell believes that the evidence and the law do not support the jury’s findings and the award of damages. As a result, Marvell has sought to overturn the verdict in post-trial motions before the District Court and in view of the Court’s rulings, as discussed herein, plans to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington, D.C.

Marvell’s post-trial motions as well as CMU’s post-trial motions were heard on May 1 and 2, 2013. The Court has ruled on both parties’ post-trial motions in the following sequence. On June 26, 2013, the Court denied CMU’s motion for attorney fees without prejudice. On August 23, 2013, the Court denied Marvell’s motion for mistrial. On September 23, 2013, the Court issued an Order: (i) denying Marvell’s motion for judgment as a matter of law, or in the alternative, motion for new trial on non-damages issues, (ii) denying Marvell’s motion for judgment as a matter of law, new trial and/or remittitur with respect to damages, and (iii) and granting in part CMU’s motion for a finding of willful infringement enhanced damages, to the extent the Court found in favor of CMU on the issue of willful infringement. On January 14, 2014, the Court denied Marvell’s motion on laches. On March 31, 2014, the Court rejected CMU’s motion for an injunction which would block Marvell from selling chips that the jury found to be infringing. The Court also rejected CMU’s demand for approximately $326 million in pre-judgment interest, and substantially scaled back CMU’s request for enhanced damages. Based on these decisions, the Court calculated the damages, including enhancement to total approximately $1.54 billion. The Court held that under its decision, CMU is entitled to post judgment interest and an on-going royalty. On May 7, 2014, the Court entered a final judgment from which Marvell filed a notice of appeal on May 14, 2014, concurrently with filing an executed supersedeas bond of $1.54 billion to stay the judgment.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Marvell is providing the following FAQs to provide additional information to Marvell stakeholders and partners regarding the current status of the CMU litigation. Marvell has compiled the following from publicly available sources including the proceedings of the litigation. Marvell believes that additional details regarding Marvell’s position regarding the jury verdict and the litigation may further clarify the status of the CMU litigation.

Non-infringement

What did the Court find regarding infringement?

The Court denied Marvell’s motion for judgment as a matter of law or a new trial as to non-infringement, finding there was adequate evidence upon which a reasonable jury could properly find a verdict in favor of CMU.

Does Marvell intend to appeal the ruling?

Yes, Marvell’s chips address media noise in a fundamentally different way than the claims in the two CMU patents at issue, U.S. Patent Nos. 6,201,839 and 6,438,180. Marvell’s Media Noise Processor (“MNP”) and Non-Linear Viterbi Detector (“NLD”) features use a simple Viterbi detector, along with either pre- or post-processing.

Marvell’s simulation computer programs also do not infringe as they are not detectors that process signal samples, as required by CMU’s patent claims, but rather are merely computer software programs that process data from text files, and they were not incorporated into any Marvell chips.

Does Marvell have its own patents that cover its MNP feature and its NLD feature?

Marvell has sought and been awarded more than 100 patents on its read channel technologies, including U.S. Patent Nos. 6,931,585 and 7,155,660, which are directed to its media noise post-processor. For example, the ‘585 patent covering Marvell’s MNP post-processor was jointly developed in-house at Marvell by co-inventors Dr. Zining Wu and Mr. Gregory Burd. Their work was based on an earlier Marvell post-processor architecture developed in 1998 and patented by Marvell’s Dr. Andrei Vityaev. In addition, Marvell was awarded a patent on its NLD feature, U.S. Patent No. 8,160,181. The ‘181 patent was invented by Dr. Wu, Hongxin Song, Seo-How Low, and Panu Chaichanavong.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Invalidity

What did the Court find regarding invalidity?

The Court denied Marvell’s motion for judgment as a matter of law or in the alternative for a new trial as to invalidity, finding that CMU had presented enough evidence upon which a reasonable jury could properly find that the asserted claims were not anticipated or obvious.

Does Marvell intend to appeal the rulings?

Yes, Marvell respectfully maintains that CMU’s patents are anticipated by the prior work done by Seagate, including the work reflected in U.S. Patent No. 6,282,251. This prior art patent was invented by Mr. Glen Worstell, a Seagate engineer and was filed before the CMU inventors, Drs. Kavcic and Moura, even conceived of their alleged invention.

What’s more, Mr. Worstell informed CMU that he himself had done work on a “Viterbi detector modification to account for noise correlation.” But CMU never informed the U.S. Patent Office about this communication from Seagate or about the work at Seagate. As a result, the U.S. Patent Office did not consider the work of Seagate in its examination of the CMU patent applications. Indeed, throughout the prosecution of both patents, CMU never cited a single prior art patent reference to the U.S. Patent Office, other than cross-referencing in the ‘180 patent the prior art patents already cited by the U.S. Patent Office in the ‘839 patent.

If the Seagate patent invalidates the CMU patent claims, why did the Seagate inventor say in an email that the CMU invention goes beyond his work and is probably more interesting?

The Seagate inventor reviewed an early invention disclosure of the CMU patent. The disclosure did not include any patent claims, and only included equations using covariance matrices. The Court granted Marvell’s motion for summary judgment of non-infringement of several CMU patent claims that require the use of covariance matrices as Marvell’s chips do not use such matrices. Even if the use of covariance matrices went beyond the Seagate patent or was probably more interesting, it has no bearing on the claims CMU was asserting at trial, which do not require the use of covariance matrices.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Damages

What did the Court find regarding damages?

On March 31, 2014, the Court ruled that CMU is entitled to a jury verdict of $1.17B, and supplemental damages for sales between July 29, 2012 and January 14, 2013 in the amount of $79.55M, resulting in an amount of $1.25B. The Court rejected CMU’s demand for approximately $326M in pre-judgment interest, and substantially scaled back CMU’s request for enhanced damages to a factor of 1.23, resulting in total damages in the amount of $1.54B. The Court held under its decisions that CMU is entitled to post-judgment interest at 0.14% and an ongoing royalty calculated at $0.50 per infringing chip.

Does Marvell intend to appeal the rulings?

Yes, Marvell respectfully maintains that the damages award is wrong as a matter of law, does not rest on a legally sufficient evidentiary basis, and is against the weight of the evidence.

First, the sale of chips that are never used in the United States accounted for nearly 80 percent (or over $935 million) of the $1.17B jury verdict. U.S. patent laws, like the laws of other countries, are geographically limited in scope. The vast majority of Marvell’s chips are sold overseas, and most of these chips never enter the United States. Based on legal precedent, we believe the law does not allow for damages against products which are exclusively made, used, and sold overseas, and which never enter the U.S.

Second, Marvell does not believe that CMU has adduced sufficient evidence in support of a running royalty of $0.50 per chip sold by Marvell. Marvell believes that the real-world licenses, offers, and projections involving the patents-in-suit do not support the form and amount of a reasonable royalty payment in this case. For example, CMU previously offered licenses to the patents in suit for as little as a one-time flat fee of $200,000. Once this evidence is properly considered, Marvell believes it proves that even if any royalties are due to CMU (under the assumption Marvell used CMU technology) these royalties should be for far less than the amount reflected in this award.

CMU’s damages expert lacked the technical and industry expertise to reliably conduct the analysis used to arrive at the 50-cent number. For instance, the 50-cent royalty per chip that the jury adopted was derived from information relating to only one historical data point, which was for the sale of a small quantity of sample chips sold to one of Marvell’s smallest customers. Indeed, a royalty rate of $0.50 per chip yields a royalty that, as a percentage of the average sales price of a chip, far exceeds (perhaps by an order of magnitude or more) typical industry rates for much more significant technologies.

Third, the award fails to account for the fact that more than 80 additional features were

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Re:   Marvell Technology Group Ltd.

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included in Marvell’s chips when the MNP feature was added. This failure to properly apportion damages between the allegedly infringing feature and other noninfringing features runs afoul of the law, including the recent decision by the Federal Circuit in Uniloc USA, Inc. v. Microsoft Corp., 632 F.3d 1292, 1318 (Fed. Cir. 2011).

Willfulness

What did the Court find regarding willfulness?

The Court found that CMU showed by clear and convincing evidence that Marvell acted in disregard of an objectively high likelihood that its actions constituted infringement of a valid patent, and that CMU presented sufficient evidence on which a jury could have found that Marvell knew or should have known about the substantial risk of infringement.

Does Marvell intend to appeal the ruling?

Yes, Marvell respectfully maintains that its numerous defenses require a finding that Marvell did not act in disregard of an objectively high likelihood that its actions constituted infringement of a valid patent.

First, Marvell demonstrated a strong invalidity case. In fact, the Court characterized Marvell’s motion for summary judgment of invalidity as a “close call.”

Second, Marvell pursued patents on its own technology and freely and voluntarily disclosed the CMU patents to the U.S. Patent Office while pursuing its own patents.

Third, the fact that CMU did nothing for six years after its solicitation letters to the industry failed to yield a single license suggests CMU’s technology was not commercially feasible – not willfully infringed. Moreover, at no time prior to filing its lawsuit in March 2009 did CMU communicate that it believed Marvell was infringing on its patents.

Finally, CMU’s inventor, Dr. Kavcic even described Marvell’s patented MNP technology as “novel” in an article that he co-authored. Kavcic, Aleksandar, and Ara Patapoutian. “The read channel.” Proceedings of the IEEE 96, no. 11 (2008): 1761-1774.

Regarding the subjective prong, Marvell believes that CMU did not present sufficient evidence to support the jury’s finding that Marvell knew or should have known about the substantial risk of infringement. For example, at trial, Marvell’s inventors explained that they did not copy CMU’s patents and detailed how they came up with their own independent solutions. In fact, Marvell believes that CMU failed to produce evidence that Marvell copied any part of the asserted patent claims.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

CMU’s Motion for Injunction

On March 31, 2014, the Court denied CMU’s motion for permanent injunction. Marvell believes this is the right result because money damages are adequate to compensate CMU for any alleged harm, and CMU does not make any products that compete with Marvell’s products and is not suffering any “irreparable harm,” which is a prerequisite for an injunction.

Next Steps/Appeal

What are the immediate next steps in the case?

On May 14, 2014, Marvell filed a notice of appeal in order to file an appeal to the Federal Circuit Court of Appeals. The Federal Circuit is a specialized appellate court that has jurisdiction over all appeals in patent cases. The timing of an ultimate ruling from the Federal Circuit may vary depending on such factors as the status of the appellate court’s docket and the time sensitivity of the issues that are being appealed, and we currently anticipate that the appeal could take between one and two years.

What are the grounds for appeal?

Marvell believes it has strong grounds for appeal. For example, under the correct claim construction, the asserted CMU patent claims are invalid and not infringed; and even if infringement were found, any damages should have been commensurate with the nominal license fees that CMU previously obtained from others, and further, damages should be limited to allegedly infringing use of Marvell chips in the United States.

Is Marvell required to pay the $1.54B damages award while the appeal is pending?

Pursuant to federal rules and as part of the normal appeal process, Marvell has filed an executed supersedeas bond of $1.54 billion to stay the judgment while the case proceeds through the appeal. A court-appointed Special Master is overseeing any remaining disputes regarding any security requirement for the separate ongoing royalty issue.

How will the damages award impact Marvell’s business operations and accounting practices?

Marvell does not anticipate a disruption to its normal business operations as a result of the damages award, which Marvell will appeal to the Federal Circuit. Marvell is committed to remain a global leader in providing complete silicon solutions and continue its engagement with its customers.

Securities and Exchange Commission

Re:   Marvell Technology Group Ltd.

May 23, 2013

Marvell has not accrued any liability in its previously issued financial statements for this lawsuit, nor do we expect to record a liability on our financial statements given current circumstances. We continue to believe that a material loss is not probable based on our assessment of the likelihood of a successful appeal. However, we will continue to evaluate the circumstances.

Patent Office

Are the CMU patent claims subject to any patent office proceedings?

Both of the two asserted patent claims are subject to ex-parte reexamination at the U.S. Patent and Trademark Office (“USPTO”). Earlier this year, the USPTO in instituting the reexaminations (control numbers 90/013,124 and 90/013,125) found that substantial new questions of patentability exist as to the asserted claims. The reexamination proceeding materials are publicly available at the USPTO Public Pair website. The website indicates that CMU did not file any patent owner statement in response to the institution of the reexaminations.

Forward-Looking Statements

These FAQs contain forward-looking statements that involve risks and uncertainties, including statements regarding the complex nature of the patents at issue in the CMU litigation; Marvell’s non-infringement position; Marvell’s own patents; the CMU patents at issue as to invalidity and infringement; reasonableness of the assessed damages; findings of the CMU damages expert; CMU’s failure to meet the burden concerning the willfulness analysis and the jury’s finding Marvell willfully infringed; statements about the nature and grounds for an appeal by Marvell; and statements about post-trial actions including motions and appeals processes. The forward-looking statements contained herein are subject to risks and uncertainties, which may cause the actual outcomes or results to vary from those indicated by the forward-looking statements. These risks and uncertainties include any adverse outcomes of any motions or appeals against Marvell that might result in enforcement of the existing judgment unchanged, any disruption to Marvell’s ability to continue its normal business operations and other risks and uncertainties, including those more fully described in Marvell’s latest Annual Report on Form 10-K for the year ended February 1, 2014, and other factors detailed from time to time in Marvell’s filings with the SEC. Facts and circumstances referenced and asserted by Marvell are subject to change and Marvell undertakes no obligation to revise or update any of this information in respect of future events.